FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

RiverSource Distributors, Inc.

SEC File Number: 8-67196

As of and for the Year Ended December 31, 2021

With Reports of Independent Registered Public Accounting Firm Required by SEC Rule 17a-5.

This report is deemed confidential in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Independent Auditor's Report, bound separately, has been filed with the U.S. Securities and Exchange simultaneously as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67196

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RiverSource Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

802 Ameriprise Financial Center, 707 2nd Avenue South

(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Mattox	612-678-0262	michael.s.mattox@ampf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, and middle name)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Mattox _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RiverSource Distributors, Inc. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RiverSource Distributors, Inc.
Financial Statements and Supplemental Information
Year ended December 31, 2021
Confidential Treatment Requested

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of RiverSource Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of RiverSource Distributors, Inc. (the "Company") as of December 31, 2021, and the related Statements of Operations, of Changes in Stockholder's Equity and of Cash Flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital pursuant to SEA Rule 15c3-1 and Information for Determination of Reserve Requirements pursuant to SEA Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion the

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, www.pwc.com/us



supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pricewaterhousecoopers LLP

February 25, 2022

We have served as the Company's auditor since 2010.

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2021
Confidential Treatment Requested
(in thousands except share amounts)

Assets	
Cash and cash equivalents	$ 27.067
Receivables:	
Due from affiliates	78.108
Other	35
Deferred income taxes, net	2,026
Other assets	593
Total assets	$107,829
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Due to affiliates	$ 73,888
Accrued salaries and employee benefits	6,999
Due to third party distributors	4,305
Other liabilities and accrued expense	5,127
Total liabilities	90.319
Commitments and contingencies (see note 8)	
Stockholder's equity:	
Common stock $.01 par value per share:	
Authorized, issued and outstanding shares - 100	—
Additional paid-in capital	22,761
Accumulated deficit	(5,251)
Total stockholder's equity	17,510
Total liabilities and stockholder's equity	$107.829

The accompanying notes are an integral part of these financial statements.

RiverSource Distributors, Inc.
Statement of Operations
Year ended December 31, 2021
Confidential Treatment Requested
(in thousands)

Revenues:	
Distribution fees from affiliates	$ 524,502
Service fees from affiliates	41,544
Interest income	32
Total revenues	566,078
Expenses:	
Distribution expense:	
Affiliates	505,928
Third party distribution	18,574
Employee compensation and benefits	35,851
Service fees charged by Parent and affiliates	2,196
Other employee related costs	1,968
Advertising and promotion	321
Other	6,148
Total expenses	570,986
Loss before income taxes	(4,908)
Income tax benefit	(401)
Net loss	$ (4,507)

The accompanying notes are an integral part of these financial statements.

RiverSource Distributors, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2021
Confidential Treatment Requested
(in thousands except share amounts)

	Shares Outstanding	Common Stock		Additional Paid-In Capital	Accumulated Deficit		Total Stockholder's Equity
Balance at January 1, 2021	100	$	—	$ 19,761	$ (744)	$	19,017
Net loss	—		—		(4,507)		(4,507)
Capital Contribution from Parent	—		—	3,000	—		3,000
Balance at December 31, 2021	100	$	—	$ 22,761	$ (5,251)	$	17,510

The accompanying notes are an integral part of these financial statements.

RiverSource Distributors, Inc.
Statement of Cash Flows
Year ended December 31, 2021
Confidential Treatment Requested
(in thousands)

Cash flows from operating activities		
Net loss	$	(4,507)
Adjustments to reconcile net loss to net cash used by		
operating activities:		
Deferred income tax		52
Changes in operating assets and liabilities:		
Receivables:		
Due from affiliates		(10,174)
Other receivables		(23)
Other assets		30
Payables		
Due to affiliates		9,409
Accrued salaries and employee benefits		318
Due to third party distributors		273
Other liabilities and accrued expense		5,104
Net cash provided by operating activities:	$	482
Cash flows from financing activities		
Capital contribution from Parent		3,000
Net cash provided by financing activities	$	3,000
Net decrease in cash and cash equivalents		3,482
Cash and cash equivalents at beginning of year		23,585
Cash and cash equivalents at end of year	$	27.067
Supplemental disclosure:		
Income taxes received from Parent	$	107
Income taxes paid to state tax jurisdictions	$	(19)

The accompanying notes are an integral part of these financial statements.

6

RiverSource Distributors, Inc.
Notes to Financial Statements
Confidential Treatment Requested
(in thousands)

1. Organization and Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and the various states in which the Company transacts.

The Company provides underwriting and distribution services for financial products of affiliated companies, RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York, which offer variable insurance and annuity products.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Revenue recognition: Refer to Note 3 for Revenue from Contracts with Customers.

Interest income primarily includes interest income on cash and cash equivalents. Interest income is accrued using the effective interest method, which makes an adjustment to the yield for security premiums and discounts on all performing fixed maturity securities.

Distribution expenses: Distribution expenses include compensation paid to third party distributors and affiliates. The majority of these costs correlate directly with the level of sales and are recognized when incurred.

Employee compensation and benefits: Employee compensation and benefits expense includes compensation, share based awards and other benefits for employees. The Company participates in the Parent's Ameriprise Financial Incentive Compensation Plan (the Incentive Compensation Plan). Employees and directors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. These expenses, which are based on the grant-date fair value of the awards, are included in the employee compensation and benefits line in the statements of operations. The tax impact of differences between the amount expensed within the financial statements and the amount deducted for tax purposes, which is generally the fair value as of the vesting date or exercise date, results in a tax adjustment reflected in the statement of operations.

Service fees charged by Parent and affiliates: The Company is allocated expenses from the Parent and affiliates for technology, occupancy and other administrative costs which are included in service fees charged by Parent and affiliates in the statement of operations and are recognized when incurred.

Other employee related costs: Employee related costs for the year ended December 31, 2021, included travel, sales training and promotion, communication, and miscellaneous costs and are recognized when incurred.

RiverSource Distributors, Inc.
Notes to Financial Statements
Confidential Treatment Requested
(in thousands)

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Fair value of financial instruments: Substantially all the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2021, approximate fair value.

Cash and cash equivalents: Cash equivalents include commercial paper with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short term nature of the investment.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Income Taxes – Simplifying the Accounting for Income Taxes

In December 2019, the Financial Accounting Standards Board ("FASB") updated the accounting standards to simplify the accounting for income taxes. The update eliminates certain exceptions to: (1) accounting principles related to intra-period tax allocation to be applied on a prospective basis, (2) deferred tax liabilities related to outside basis differences to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption, and (3) year-to-date losses in interim periods to be applied on a prospective basis. The update also amends existing guidance related to situations when an entity receives: (1) a step-up in the tax basis of goodwill to be applied on a prospective basis, (2) an allocation of income tax expense when members of a consolidated tax filing group issue separate financial statements to be applied on a retrospective basis for all periods presented, (3) interim recognition of enactment of tax laws or rate changes to be applied on a prospective basis, and (4) franchise taxes and other taxes partially based on income to be applied on a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The standard is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted the standard on January 1, 2021. The adoption of this standard had no impact on the Company's consolidated results of operations and financial condition.

3. Revenue from contracts with customers

The following table presents revenue from contracts with customers and a reconciliation to revenues reported on the statement of operations:

Distribution Fees from affiliates		
Annuities and insurance	$	524,502
Service fees from affiliates		41,544
Total revenue from contracts with customers		566,046
Investment income		32
Total revenues	$	566,078

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

Annuities and insurance

The Company earns revenue from selling affiliated variable annuity and insurance products from insurance company affiliates (RiverSource Life and RiverSource Life of New York). The performance obligation is satisfied at the time of each individual sale. A portion of the revenue (time of sale revenue) is based on a fixed rate applied, as a percentage, to the amounts invested at the time of sale. These are recognized daily and collected weekly. The remaining revenue (trail revenue) is recognized over the time the client owns the investment or holds the contract and is generally based on a fixed rate applied, as a percentage, to the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the company's control including market volatility and client behavior (such as how long the client holds the insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur. These trail revenues primarily relate to sales in a prior period. The trail fees are recognized monthly and collected quarterly.

Service fees from affiliates

The Company earns revenue for performing distribution support services for insurance company affiliates. Support services include providing wholesaling services and maintaining the distribution network. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. These fees are invoiced and collected monthly.

Receivables

Receivables from contracts with customers are recognized when the performance obligation is satisfied, and the Company has the unconditional right to recognize the revenue. Receivables related to revenues from contracts with customers were $72,135 as of December 31, 2021.

RiverSource Distributors, Inc.
Notes to Financial Statements
Confidential Treatment Requested
(in thousands)

4. Income Taxes

The components of the income tax provision on income for the year ended December 31, 2021 consist of:

	2021
Current income tax benefit:	
Federal	$ (383)
State and local	(70)
Total current income tax benefit	(453)
Deferred income tax expense:	
Federal	42
State and local	10
Total deferred income tax expense	52
Total income tax benefit	$ (401)

The Company had a payable to the Parent for federal income taxes of $218 and for state income taxes of $39 at December 31, 2021, which were both included in Due to affiliates on the statement of financial condition.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. federal corporate tax rate of 21% are as follows:

	2021
Federal tax expense at U.S. statutory rate	21.0 %
Stock based compensation	8.2
Non-deductible expenses	(21.4)
Other	0.4
Income tax rate	8.2 %

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2021 are as follows:

	2021
Deferred income tax assets:	
Deferred compensation	$ 1,965
Other	62
Total deferred income tax assets	2,027
Deferred income tax liabilities:	
Other	(1)
Total deferred income tax liabilities	(1)
Net deferred income tax asset	$ 2,026

In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established as of December 31, 2021.

10

RiverSource Distributors, Inc.
Notes to Financial Statements
Confidential Treatment Requested
(in thousands)

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2021.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction and various state jurisdictions. The federal statute of limitations are closed on years through 2015, except for one issue for 2014 and 2015 which was claimed on amended returns. The IRS is currently auditing the Parent's U.S. income tax returns for 2016 through 2020. Ameriprise Financial's or its subsidiaries', including the Company's, state income tax returns are currently under examination by various jurisdictions for years ranging from 2015 through 2019.

5. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1   Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2   Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instrument pursuant to the fair value hierarchy.

Cash equivalents

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Commercial paper	$ —	$ 26,999	$ —	$ 26,999
Total assets at fair value	$ —	$ 26,999	$ —	$ 26,999

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

Fair Value of Financial Instruments
In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2021, approximate fair value.

6. Net Capital provisions and regulatory requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2021, the Company had net capital of $10,085 which was $9,835 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

7. Related-Party Transactions

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis. Revenues received from affiliates are described in Note 3.

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution and underwriting services for affiliated insurance and annuity products sold through an affiliated field force and outside distributors.

The Company recorded $505,928 in distribution expense to Ameriprise Financial Services, Inc., an affiliate, for the year ended December 31, 2021, which included concessions on variable insurance and annuity products.

The Company is allocated expenses from the Parent and affiliates for technology, occupancy and other administrative costs which totaled $2,196 for the year ended December 31, 2021 and are reflected in service fees charged by Parent and affiliates in the statement of operations.

Receivables due from affiliates on the statement of financial condition as of December 31, 2021 primarily relates to uncollected distribution fees of $72,135.

Payables due to affiliates on the statement of financial condition as of December 31, 2021, primarily relates to distribution fees of $67,830.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. However, effective April 2020, the Parent no longer enrolled new employees in the Plan. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act. The Company's share of the total net periodic pension cost was $1,107 for the year ended December 31, 2021 and is included in the employee compensation and benefits in the statement of operations.

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions. Costs of these plans allocated to the Company were $1,061 for the year ended December 31, 2021 and is included in the employee compensation and benefits in the statement of operations.

The Company participates in the Parent's Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), non-qualified options, restricted stock units (RSUs), deferred share units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees. For the year ended December 31, 2021, the expenses paid by the Company for the Incentive Compensation Plan were $1,007. These amounts are included in employee compensation and benefits in the statement of operations.

8. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company is involved in the normal course of business in legal proceedings which include regulatory inquiries, arbitration and litigation. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industry in which it operates. These legal proceedings are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any potential loss. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. As of December 31, 2021, the Company is engaged in one such matter and, while the Company believes it has meritorious defense and is appropriately accrued in Other liabilities and accrued expense, the ultimate resolution of the matter could result in a loss in excess of the amount accrued.

9. Subsequent Events

As of February 25, 2022, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Supplemental Information

As of December 31, 2021

RiverSource Distributors, Inc.
Computation of Net Capital pursuant to SEA Rule 15c3-1
December 31, 2021
Confidential Treatment Requested
(in thousands)

Stockholder's equity	$	17,510
Deduct:		
Non-allowable assets and operational deductions:		
Due from affiliates		4,771
Deferred income taxes, net		2,026
Other receivables and other assets		628
Total deductions		7,425
Net capital before haircut	$	10,085
Haircut on securities computed pursuant to SEA Rule 15c3-1:		—
Net capital	$	10,085
Capital requirement of broker/dealer electing alternative method		250
Excess net capital	$	9,835

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2021, unaudited FOCUS Part IIA Report as filed on January 26, 2022.

RiverSource Distributors, Inc.
Information for Determination of Reserve Requirements
pursuant to SEA Rule 15c3-3
December 31, 2021
Confidential Treatment Requested

The Company claims exemption from SEA Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

RiverSource Distributors, Inc.'s Exemption Report
Confidential Treatment Requested

RiverSource Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) under the following provisions of 17 C.F.R.§ 240.15c3-3(k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) throughout the year ended December 31, 2021 without exception.

RiverSource Distributors, Inc.

I, Michael S. Mattox, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By

Chief Financial Officer

February 25, 2022

18



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of RiverSource Distributors, Inc.

We have reviewed RiverSource Distributors, Inc.'s assertions, included in the accompanying RiverSource Distributors, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2021 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2022

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, www.pwc.com/us